AB 3/4

[redacted]

10029360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMS Number: 3235.0123
Expires: February 28, 2010
Estimated average burden hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC

SEC FILE NUMBER
8-49494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALIFORNIA FINA GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2302 Martin Street, Suite 225

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduardo Prado — (800) 819-4237 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP

(Name – *if individual, state last, first, middle name)*

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Eduardo Jose Prado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALIFORNIA FINA GROUP, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIVA NABY
COMM. # 1871895
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 22, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
California Fina Group, Inc.
dba Finacorp Securities and Tradebonds.com
Irvine, California

We have audited the accompanying statement of financial condition of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com ("the Company"), as of December 31, 2009, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 24, 2010

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	395,690
Restricted cash		71,988
Commissions receivable		573,554
Due from stockholder		64,357
Notes receivable from stockholders		212,000
Notes receivable from employee		30,000
Deposits with clearing firms		101,055
Prepaid expenses and deposits		42,193
Deferred tax asset		37,000
Investments		2,880,000
Software development costs, net of amortization of $420,202		79,238
Property, equipment, and leasehold improvements, net of accumulated depreciation of $322,935		99,992
	$	4,587,067

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	27,403
Accrued payroll and taxes		599,962
Income taxes payable		48,800
Total liabilities		676,165
Stockholders' Equity		
Preferred stock, no par value, 4% cumulative, authorized 2,880,000 shares; 2,880,000 shares issued and outstanding (liquidation preference of $2,880,000)		-
Preferred stock, no par value, 8% cumulative, authorized 2,120,000 shares; 400,000 shares issued and outstanding		-
Common stock, no par value; authorized 75,000,000 shares; 71,223,345 issued and outstanding		53,896
Additional paid-in capital		7,585,223
Retained earnings (deficit)		(3,728,217)
		3,910,902
	$	4,587,067

See Notes to Financial Statements

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

Revenue	
Commissions and fees	$ 14,951,550
Other income	5,324
Total revenue	14,956,874
Expenses	
Employee compensation and benefits	11,680,483
Dues and subscriptions	1,143,370
Professional fees	576,537
Trading costs	503,403
Occupancy and equipment rental	469,696
Payroll taxes	447,280
Travel	299,957
Communication	197,845
Amortization	150,302
Licenses and fees	133,962
Office supplies	90,437
Utilities	86,771
Insurance	42,412
Business taxes	40,169
Depreciation	38,003
Repair and maintenance	23,444
Advertising	16,740
Postage	15,255
Bank charges	5,770
Commission expense	2,045
Miscellaneous	32,200
Total expenses	15,996,081
Income Before Other Expenses	(1,039,207)
Other Expenses	9,529
Loss before income taxes	(1,048,736)
Income Tax Expense	11,800
Net loss	**$ (1,060,536)**

See Notes to Financial Statements

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Preferred Stock 4%	Preferred Stock 8%	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balances, December 31, 2008	$ 53,896	$ -	$ -	$ 4,262,517	$ (2,667,681)	$ 1,648,732
Net loss					(1,060,536)	(1,060,536)
Preferred stock issued for cash				400,000		400,000
Preferred stock issued for investments				2,880,000		2,880,000
Common stock issued for employee compensation				62,500		62,500
Common stock repurchased and retired				(19,794)		(19,794)
Balances, December 31, 2009	$ 53,896	$ -	$ -	$ 7,585,223	$ (3,728,217)	$ 3,910,902

See Notes to Financial Statements

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (1,060,536)
Adjustments to reconcile net loss to cash flows from operating activities	
Depreciation	38,003
Amortization of software development costs	86,302
Amortization of note receivable from a stockholder	64,000
Common stock issued for compensation	62,500
Deferred income tax benefit	(37,000)
Changes in operating assets and liabilities	
Restricted cash	(71,988)
Commissions receivable	1,198,429
Due from stockholder	17,093
Deposit with clearing firms	107,844
Prepaid expense and deposits	(10,819)
Accounts payable	(12,716)
Accrued payroll and taxes	(404,688)
Income taxes payable	48,800
Net cash flows from operating activities	25,224
Cash Flows from Investing Activities	
Purchase of furniture and equipment	(103,458)
Payments received on notes receivable from stockholders	40,000
Issuance of notes receivable from stockholders	(212,000)
Issuance of notes receivable from employee	(30,000)
Net cash flows from investing activities	(305,458)
Cash Flows from Financing Activities	
Repurchase of common stock	(19,794)
Proceeds from issuance of preferred stock	400,000
Net cash flows from financing activities	380,206
Increase in cash	**99,972**
Cash Balance, beginning of year	295,718
Cash Balance, end of year	$ 395,690
Supplemental Cash Flow Information	
Preferred stock issued for investments	$ 2,880,000
Cash paid for interest during the year	$ -
Cash paid for income taxes during the year	$ -

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

California Fina Group, Inc. dba Finacorp Securities and Tradebonds.com ("the Company") is a broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority ("FINRA"). As an introducing broker, the Company does not hold customer funds or securities.

The Company is focused exclusively on delivering value-added solutions to the treasury and investment supply chain of public agencies, asset managers, brokerage firms, corporations, and foundations nationwide. Through a combination of its own proprietary systems and third-party partnerships, the Company provides seamless execution, settlement, and custody to institutional fixed income and equity market participants. The Company is registered as an emerging minority owned Hispanic Broker/Dealer.

The Company conducts most of its business as an introducing broker whereby customer orders are processed through clearing firms. Customers are located nationwide. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

In December 2009, the Company was granted an amendment to its Membership Agreement with FINRA through the formal Filing 1017 process. The current Membership Agreement enhanced the Company's status to one of a full-service broker/dealer, allows for 15 branch offices, and an increase to 75 registered representatives. As a result, the minimum net capital required for the Company has been increased to $250,000.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and money market funds. On occasion, the Company may have deposits in excess of federally insured limits.

Restricted Cash

In July 2009, the Company signed a sublease to occupy an office from a related party in New York. This lease, expiring in December 2010, is secured by an irrevocable letter of credit in the amount of $71,988. The letter of credit expires June 30, 2010, with automatic annual extension every June 30 through 2014, unless the bank elects not to renew. The Company has a deposit of $71,988 with a bank collateralizing the letter of credit, which is presented as restricted cash.

Commissions Receivable

Commissions receivable are stated at their principal balances and consist of commissions due to the Company. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. All receivables are current and deemed collectible by management. At December 31, 2009, no allowance for doubtful accounts is considered necessary by management. If an allowance was established, any bad debts would be written off against it (when determined to be uncollectible).

Revenue Recognition

Commission revenue associated with securities transactions is recognized on a trade date basis.

Software Development Costs

Software development costs consist of costs associated with the development of the Company's proprietary software suite. The software suite reached technical feasibility in 1998, at which time the Company began capitalizing costs associated with its development. Costs that greatly altered the functionality or expected life of the software suite have also been capitalized. In 2005, the Company completed some code enhancements that substantially completed the package. The Company has begun to amortize the capitalized costs over the expected life of the current version of the software suite, which is six years.

The software suite consists of three platforms that serve different purposes, but allow for efficiency in accessing and sharing of information. These platforms are Tradebonds.com, Brokerview, and Intelliview. Tradebonds.com is an internet based trading platform that allows clients of the Company to research and purchase/sell bonds. The Brokerview platform is an integrated trading platform for the Company's brokers. Intelliview is a database platform that assists the brokers with matching buyers and sellers.

For the year ended December 31, 2009, the Company recorded $86,302 in amortization associated with this asset. The Company assesses impairment of software development costs annually, and management determined that no impairment charge was required through December 31, 2009.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation for property and equipment is computed using the straight-line method over the estimated useful lives of the assets generally ranging from three to seven years. Depreciation for leasehold improvements is computed using the straight-line method over the related lease terms. The balance at December 31, 2009, primarily consists of office furniture, computer equipment, and leasehold improvements.

Income Taxes

Effective December 1, 2009, the Company became a taxable entity. The Company elected to change from an "S" corporation to a "C" corporation. Previously, its earning and losses were included in the personal tax returns of the stockholders, and the Company did not record an income tax provision. Effective with the change, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Common Stock

During 2009, the Company issued 701,400 shares to its Chief Financial Officer for a signing bonus at a price of $0.089 per share (total of $62,500). The fair value of the share price was determined based on the most recent actual sale of common stock to unrelated parties that occurred in 2008.

In addition, during 2009, the Company repurchased 226,280 shares of common stock for a total amount of $19,794. The total value of shares repurchased was deducted from additional paid-in capital as the Company's common shares have no par value.

Preferred Stock

On December 30, 2009, the Company issued 2,880,000 shares of non-voting, non-convertible, cumulative perpetual preferred stock for $2,880,000 ($1 per share). As a consideration for the shares, the Company received 12,000,000 shares of common stock of EnDevCo, Inc. ("EnDevCo"), a publicly traded company (see Note 4). The preferred stock bears a cumulative coupon rate of 4% per annum and dividends will be paid quarterly beginning March 30, 2010. However, the dividends payable associated with the preferred stock will be suspended and will not accrue for any time when the quoted market value of EnDevCo common stock falls below 24 cents per share, but will recommence once the quoted market value of EnDevCo common stock equals or exceeds 24 cents per share (calculated on a daily basis).

Also, during December 2009, the Company issued non-voting, convertible, cumulative preferred stock for a cash consideration of $400,000. These shares are convertible to 20% of the total outstanding and issued common stock of the Company at the time of the conversion. The dividends are to accrue from January 1, 2010. These shares are not redeemable by the stockholders.

In connection with the issuance of the convertible preferred stock, the Company granted one of the convertible preferred stockholders an option to purchase shares of common stock representing up to approximately 23% ownership in the Company for up to $800,000. This option must be exercised within two years of the date that the Company receives final approval to the change of control application from FINRA and all of the current convertible preferred stockholders convert their convertible preferred stock to common stock of the Company.

The Company is currently in the process of amending its Articles of Incorporation for both issuances of preferred stock.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on February 24, 2010.

Note 2. Clearing Organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all securities transactions that require clearing services and maintain its customer accounts on behalf of the Company.

The Company is required to maintain certain deposit levels with the clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

Note 3. Notes Receivable From Stockholders

At December 31, 2009, the Company had outstanding notes receivable from two stockholders, who are also employees of the Company, amounting to a total of $212,000.

According to the terms of the two promissory notes issued to one employee ($100,000 in 2008 and $100,000 in 2009), the outstanding notes receivable will be forgiven in their entirety at the completion of three years of his employment at the Company from the date of issuance of each note. In the event that this employee terminates his employment with the Company, the notes become immediately payable by the stockholder.

The Company's management believes that this employee will remain with the Company until the notes mature and the notes will be forgiven. Therefore, the Company is recognizing the related expense over the term of the notes by amortizing it over three years. In 2009, the Company recorded $64,000 of expense as a result of this amortization. This amount is included in employee compensation and benefits. The notes do not have a stated rate of interest. The interest is not imputed as the total amount of interest on these notes is considered immaterial.

The remaining note receivable of $112,000 is due from the Company's president, bears an interest rate of 6% and has no maturity date. The interest receivable on this note was not material as of December 31, 2009.

Note 4. Investments

As discussed in Note 1, the Company received 12,000,000 common shares of EnDevCo in exchange for issuing the Company's preferred stock. These shares are recorded at fair value based on quoted prices in active markets (Level 1 of observable market inputs with the fair value hierarchy). The 12,000,000 shares represent about 17% of EnDevCo's total outstanding common stock. As of December 31, 2009, there was no unrealized gain or loss recorded as the quoted price of the share did not change from the acquisition date, December 30, 2009.

Also, discussed in Note 1, the preferred stockholder has an option to repurchase the common shares for a total cash payment of $2,880,000 ($0.24 per share for 12,000,000 shares) without regard to the actual quoted value of the common stock of EnDevCo. Therefore, because the Company adjusts its investments to market value, it will record a contra-asset and an expense if the quoted price of EnDevCo's common stock goes above $0.24 per share.

Note 5. Related Party Transactions

In addition to the related party notes receivable discussed in Note 3, the Company has a receivable from the President of the Company (who is also the majority stockholder) for reimbursement of various expenses, amounting to $64,357 at December 31, 2009.

The Company has paid management fees of $51,439 to one of the preferred stockholders in order to obtain access to public financing deals and for additional business support.

Note 6. Leases

The Company leases office space nationwide under different operating leases with varying terms. Rental expense under the various leases was approximately $464,000 for the year ended December 31, 2009. The following is a schedule of minimum rent payments required under noncancelable operating leases for the years ending December 31:

2010	$	304,075
2011		165,376
2012		8,358
	$	477,809

Note 7. Income Taxes

As disclosed in Note 1, the Company changed its tax status from a pass-through entity to a taxable entity effective December 1, 2009.

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets result from amortization of loans to shareholders, a temporary difference in recognizing stock compensation expense, and differences in amortization rates on software development costs. At December 31, 2009, the components of the deferred tax asset are as follows:

Loans to shareholders	$	34,000
Stock compensation expense		21,250
Software development costs		(24,834)
Other		6,584
	$	37,000

The income tax expense is composed of:

Current provision – federal	$	37,300
Current provision – states		11,500
Deferred income tax benefit		(37,000)
	$	11,800

Due to the change in the tax status, the net deferred tax asset at the date of the election was filed of approximately $28,000 was been recorded through a credit to the deferred tax provision.

The provision for income tax may differ from the statutory rate due to the Company not being a taxable entity for most of the year.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2009. Tax years that remain subject to examination are the years ended December 31, 2006 through December 31, 2009.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $250,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2009, was $250,000. At December 31, 2009, the Company had computed net capital of $2,448,728, which was in excess of the required net capital level by $2,198,728. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

SUPPLEMENTARY INFORMATION

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 3,910,902
Deductions		
Restricted cash	$ 71,988	
Notes receivable from stockholders	212,000	
Note receivable from employee	30,000	
Due from stockholder	64,357	
Deferred tax asset	37,000	
Prepaid expenses and deposits	42,193	
Software development costs	79,238	
Property and equipment	99,992	
Fidelity bond	5,000	(641,768)
Haircuts on security positions		
Money market accounts		(5,443)
Investments - equity securities		(432,000)
Undue concentration		(382,963)
Net capital		2,448,728
Minimum net capital		250,000
Excess net capital		$ 2,198,728

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 27,403
Accrued payroll and taxes	599,962
Income taxes payable	48,800
Total aggregate indebtedness	$ 676,165

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	$ 250,000
Percentage of aggregate indebtedness to net capital	28%
Ratio of aggregate indebtedness to net capital	.28 to 1

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2009

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 2,481,086
Adjustments due to audit	
Increase in non-allowable assets	(80,303)
Increase in income taxes payable	(11,800)
Decrease in expenses	43,301
Increase in haircuts on money market account balance	(5,443)
Decrease in undue concentration	21,887
Net capital as audited	$ 2,448,728

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

Excess of total credits over debits, as reported by the Company	$ -
Excess of total credits over debits, as audited	$ -

California Fina Group, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE IV
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

The market value and number of items of:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time requirements specified under Rule 15c3-3.	NONE
Number of items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

California Fina Group, Inc. is exempt from this disclosure requirement pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
California Fina Group, Inc.
dba Finacorp Securities and Tradebonds.com
Irvine, California

In planning and performing our audit of the financial statements of California Fina Group, Inc. dba Finacorp Securities and Tradebonds.com ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Institution Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Patterson Sullivan LLP

February 24, 2010

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND
TRADEBONDS.COM

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

C O N T E N T S

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND
TRADEBONDS.COM

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2009

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
California Fina Group, Inc.
dba Finacorp Securities and Tradebonds.com
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. We compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenue reported on the Focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 24, 2010

CALIFORNIA FINA GROUP, INC.
dba FINACORP SECURITIES AND TRADEBONDS.COM

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)
For the Period from April 1, 2009 to December 31, 2009

Total assessment (April 1, 2009 to December 31, 2009)		$ 27,392
Payments		
Prior to April 1, 2009	$ 150	
December 8, 2009	10,715	10,865
Amount due with Form SIPC-7T		$ 16,527